Exhibit 12.1

AEP INDUSTRIES INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, dollars in thousands)

	For the Six Months April 30			For the Year Ended October 31
	2011		2010	2010	2009	2008		2007	2006
Income (loss) from continuing operations before (provision) benefit for income taxes	$(42)		$(10,236)	$969	$49,423	$(5,222)		$38,094	$43,824
Add back:
Fixed charges	8,856		8,444	16,967	18,007	17,414		17,067	17,069

Earnings available for fixed charges	$8,814		$(1,792)	$17,936	$67,430	$12,192		$55,161	$60,893

Fixed charges:
Interest expense(1)	7,908		7,610	15,206	15,749	15,731		15,551	15,437
Interest component of rental expense(2)	948		834	1,761	2,258	1,683		1,516	1,632

Total fixed charges	$8,856		$8,444	$16,967	$18,007	$17,414		$17,067	$17,069

Ratio of earnings to fixed charges	—	(3)	— (3)	1.1	3.7	—	(3)	3.2	3.6

(1)	Interest expense includes amortization of debt issuance costs. Interest expense for the six months ended April 30, 2011 excludes the write-off of unamortized issuance costs of $1.0 million related to the 2013 Notes, the early tender fee paid to the 2013 Note holders of $0.3 million and $0.2 million of fees related to the partial repurchase of the 2013 Notes.
(2)	The interest portion of rent expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(3)	The ratio calculation indicates a less than one-to-one coverage for the six months ended April 30, 2011 and 2010 and for the fiscal year ended 2008. Earnings available for fixed charges for the six months ended April 30, 2011 and 2010 and for the fiscal year ended 2008, were inadequate to cover total fixed charges, and the deficient amounts were $42,000, $10.2 million and $5.2 million, respectively.